UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
UAL CORPORATION
(Name of applicant)
Location: 1200 East Algonquin Road, Elk Grove Township, Illinois 60007
Mailing Address: P. O. Box 66100, Chicago, Illinois 60666
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

% Senior Convertible Notes due 2021	$149,646,114
Approximate date of proposed public offering: Upon the Effective Date under the Joint Plan of Reorganization of the applicant and certain of its direct and indirect wholly owned subsidiaries pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”), presently anticipated to be on or about February 1, 2006, or as soon as possible thereafter.
Name and address of agent for service:
Paul R. Lovejoy
Senior Vice President, General Counsel and Secretary
UAL Corporation
P.O. Box 66100
Chicago, Illinois 60666
(847) 700-4000
with copies to:
R. Scott Falk
Douglas Timmer
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000
     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supercede this application for qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the applicant.

GENERAL
1.	General information.

(a)	The applicant, UAL Corporation (the “Applicant”), is a corporation.

(b)	The Applicant is organized under the General Corporation Law of the state of Delaware.

2.	Securities Act exemption applicable.
     On December 9, 2002 (“Petition Date”), the Applicant and 27 direct and indirect wholly owned subsidiaries filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Bankruptcy Court”). The Bankruptcy Court is jointly administering these cases as “In re UAL Corporation, et al., Case No. 02-B-48191.”
     On October 15, 2004, the Applicant announced a settlement with the indenture trustees for, and certain holders of, seven Chicago municipal bond issuances (the “Chicago Bonds”). The original settlement was terminated by its terms because a majority of holders of one of the bond issuances, the Series 2000A Bonds, directed the indenture trustee for the Series 2000A Bonds to terminate the settlement. In December 2004, the parties, including the indenture trustee for the Series 2000A Bonds, entered into a reconstituted settlement agreement, which provides for the issuance of the senior convertible notes covered by this application for qualification.
     On the Effective Date, or as soon as reasonably practicable thereafter, and in accordance with the treatment set forth in the Plan, the Applicant proposes to issue $149,646,114 in aggregate original principal amount of [ ]% senior convertible notes due 2021 (the “Notes”). The Notes will be convertible into shares of common stock of the Applicant (the “Common Stock”) at a conversion price equal to the product of (x) 125% and (y) the average closing price of Common Stock for the sixty consecutive trading days following the Effective Date. The Notes will bear interest and be payable as set forth in the agreement. The Notes will include other terms and conditions that are customarily found in publicly-traded convertible securities of this type. The Notes shall be issued in denominations of $1,000 and shall be issued no later than 180 days following the Effective Date.
     Of the $149,646,114 of aggregate principal amount of Notes to be issued under the Plan, $144,453,000 in aggregate original principal amount of the Notes will be issued for distribution to certain of the holders of the Chicago Bonds in the amounts and pursuant to the terms set forth in the settlement order and settlement agreement. The Notes shall be distributed to the respective trustees for the Chicago Bonds (each, a “Trustee”) for distribution to or on behalf of the respective holders of unsecured Chicago municipal bond claims, in accordance with the elections made by such holders on their respective ballots and in accordance with the terms of the settlement agreement. The Trustees shall receive for distribution to the holders of the Chicago Bonds that portion of the Notes, in accordance with the settlement agreement, in the following amounts: (a) the Trustees for the Series 2001A-1 Bonds and the Series 2001A-2 Bonds shall receive $48,666,000 in principal amount; (b) the Trustees for the Series 2000A Bonds shall receive $9,216,000 in principal amount; and (c) the Trustees for the Series 2001B Bonds, the Series 2001C Bonds, the Series 1999A Bonds, and the Series 1999B Bonds shall collectively receive $86,570,000 in principal amount. In addition, on the Effective Date, (i) the holders of the Chicago Bonds who have elected to receive a distribution of Notes will purchase some or all of the remaining portion of the Notes for a cash purchase price equal to $5,193,114 and (ii) any of the remaining Notes not so purchased by the electing holders of the Chicago Bonds will be distributed to a liquidating agent pursuant to the settlement agreement.
     The Notes will be issued under an indenture to be entered into between the Applicant and The Bank of New York, as trustee, a form of which is attached as Exhibit T3C (the “Indenture”).
     The Applicant believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes as contemplated by the Plan will satisfy the aforementioned requirements.
     The Applicant believes that the issuance of Common Stock, as provided for under the Indenture if a holder of the Notes elects to exercise their right to convert any or all of their Notes, will be exempt from the registration requirements of the Securities Act pursuant to Section 1145(a)(2) of the Bankruptcy Code. Section 1145(a)(2) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the security is offered through any warrant, option, right to subscribe, or conversion privilege that was sold in the manner specified in 1145(a)(1), or a security is sold upon the exercise of such a warrant, option, right, or privilege. The Applicant believes that the issuance of the Common Stock upon the exercise of the conversion privilege of the Notes will satisfy the aforementioned requirements.
AFFILIATIONS
3. Affiliates.
     As of October 26, 2005, the affiliates of the Applicant and the percent of voting securities owned by the immediate parent corporation of each subsidiary were as follows:

Percent of Voting
Securities Owned by
Immediate Parent
United Air Lines, Inc.	100%
United Cogen, Inc.	100%
Mileage Plus, Inc.	100%
United GHS, Inc.	100%
United Worldwide Corporation	100%
United Vacations, Inc.	100%
United Air Lines Ventures, Inc.	100%
Star GmbH	17%
BELAC LLC	21.05%
AirLiance Materials LLC	33.54%
SkytechSolutions LLC	49.9%
Chicago Equity Fund	16.3142%
Kion de Mexico, S.A. de C.V.	100%
Kion Leasing, Inc.	100%
Corvis LLC	100%
Galileo Japan Partnership	56%
Premier Meeting and Travel Services, Inc.	100%
United Aviation Fuels Corporation	100%
Expo Investment Partnership L.P.	40%
Atlanta Airlines Terminal Corporation	10%
Alliance International Marketing Services	20%
EuroBip Ltd.	33%
Air Cargo Inc.	22.3%
Aeronautical Radio, Inc.	22.3%
Indus Aviation Svcs Private Ltd.	10%
SNA Fuel	10%
Honolulu Fueling Facilities Corporation	13.2%
IAD Fuels LLC	42%
Reno Fueling Facilities Corporation	12.5%
SFO Fuel Company	40%

Percent of Voting
Securities Owned by
Immediate Parent
BosFuel Corporation	12%
China Aircraft Services Ltd.	20%
Jardine Air Terminal Services	10%
UAL Loyalty Services	100%
ULS Ventures, Inc.	100%
Cordiem Inc.	10.87%
Mileage Plus Holdings, Inc.	100%
Mileage Plus Marketing, Inc.	100%
Tabini Holdings, Inc.	13%
Integres Global Logistics, Inc.	28.3%%
Integres Global Logistics LLC	42.8% Class A
31.2% Class B(1)
MyPoints.com, Inc.	100%
Amenti Travel Clubs, Inc.	100%
Cybergold, Inc.	100%
Itarget.com, Inc.	100%
MyPoints Offline Services, Inc.	100%
Four Star Leasing Inc.	100%
Four Star Insurance Co. Ltd.	100%
Air Wis Services, Inc.	100%
Air Wisconsin, Inc.	100%
Domicile Management Services, Inc.	99.9%(2)
UAL Benefits Management, Inc.	95%
United BizJet Holdings, Inc.	100%
BizJet Charter, Inc.	100%
BizJet Services, Inc.	100%
BizJet Fractional, Inc.	100%
UAL Company Services, Inc.	100%

(1)	Integres Global Logistics, Inc. owns 100% of the Class D Interests in this entity.

(2)	United Air Lines, Inc. owns the remaining .1% of this entity.

     Upon the Effective Date of the Plan, the relationship among the Applicant and each of its affiliates is currently expected to be as follows:

Percent of Voting
Securities Owned by
Immediate Parent
United Air Lines, Inc.	100%
United Cogen, Inc.	100%
Mileage Plus, Inc.	100%
United Vacations, Inc.	100%
Star GmbH	17%
BELAC LLC	21.05%
AirLiance Materials LLC	33.54%
SkytechSolutions LLC	49.9%
Chicago Equity Fund	16.3142%
Kion de Mexico, S.A. de C.V.	100%
Corvis LLC	100%
Galileo Japan Partnership	56%
United Aviation Fuels Corporation	100%
Expo Investment Partnership L.P.	40%
Atlanta Airlines Terminal Corporation	10%
Alliance International Marketing Services	20%
EuroBip Ltd.	33%
Air Cargo Inc.	22.3%
Aeronautical Radio, Inc.	22.3%
Indus Aviation Svcs Private Ltd.	10%
SNA Fuel	10%
Honolulu Fueling Facilities Corporation	13.2%
IAD Fuels LLC	42%
Reno Fueling Facilities Corporaton	12.5%
SFO Fuel Company	40%
BosFuel Corporation	12%
China Aircraft Services Ltd.	20%
Jardine Air Terminal Services	10%
UAL Loyalty Services	100%
Cordiem Inc.	10.87%
Mileage Plus Holdings, Inc.	100%
Mileage Plus Marketing, Inc.	100%
Tabini Holdings, Inc.	13%
Integres Global Logistics, Inc.	28.3%%
Integres Global Logistics LLC	42.8% Class A
31.2% Class B(1)
MyPoints.com, Inc.	100%
Amenti Travel Clubs, Inc.	100%
Four Star Insurance Co. Ltd.	100%
Air Wis Services, Inc.	100%
Air Wisconsin, Inc.	100%
Domicile Management Services, Inc.	99.9%(2)
UAL Benefits Management, Inc.	95%
United BizJet Holdings, Inc.	100%

(1)	Integres Global Logistics, Inc. owns 100% of the Class D Interests in this entity.

(2)	United Air Lines, Inc. owns the remaining .1% of this entity.

(a)	See Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their positions.
(b)	To the Applicant’s knowledge, Item 5 of this Application sets forth the name and address of the only shareholder of the Applicant that will beneficially own 10% or more of the Company’s securities upon the Effective Date.
MANAGEMENT AND CONTROL
4.	Directors and executive officers.

(a)	Current directors and executive officers. The following table sets forth the names of and offices held by all current executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicant.

Name	Position

Glenn F. Tilton	Chairman, President and Chief Executive Officer
Frederic F. Brace	Executive Vice President and Chief Financial Officer
Douglas A. Hacker	Executive Vice President
Peter D. McDonald	Executive Vice President and Chief Operating Officer
John P. Tague	Executive Vice President—Marketing, Sales, and Revenue
Paul R. Lovejoy	Senior Vice President, General Counsel and Secretary
Deborah S. Porter	Assistant Corporate Secretary
     The following are the current directors of the Applicant: Glenn F. Tilton, Mark A. Bathurst, Stephen R. Canale, W. James Farrell, W. Douglas Ford, Dipak C. Jain, Robert S. Miller, Jr., James J. O’Connor, Hazel R. O’Leary, Paul E. Tierney, Jr., John H. Walker and George B. Weiksner, Jr.
     The mailing address for each director and executive officer is c/o UAL Corporation, P. O. Box 66100, Chicago, Illinois 60666.
(b)	Directors and executive officers as of the Effective Date. The existing officers of the Applicant are expected to serve initially in their current capacities on and after the Effective Date. On the Effective Date, the term of the current members of the board of directors of the Applicant shall expire, and the initial post-bankruptcy board of directors of the Applicant shall consist of the persons identified by the debtors on or before the confirmation hearing. To the extent any person proposed to serve as a board member is an insider, as such term is defined in Section 101(31) of the Bankruptcy Code, the nature of any compensation for such person shall be disclosed by the debtors on or before the confirmation hearing. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of the Applicant’s charter, bylaws, or other constituent documents, and applicable state corporation law.

The classification and composition of the board of directors of the Applicant shall be consistent with the Applicant’s charter and bylaws, which the Applicant will restate on the Effective Date. The exact number of directors has not been determined, but it is anticipated that, consistent with the certificate of incorporation and bylaws in the form they are anticipated to be restated and the Plan, the board of directors will consist of not less than five directors, including one director elected by ALPA and one director elected by the International Association of Machinists and Aerospace Workers.

5.	Principal owners of voting securities.
     Immediately following the Effective Time, on the basis of the Applicant’s knowledge of the present holdings of bankruptcy claims of the Applicant, it is anticipated that the Pension Benefit Guaranty Corporation, 1200 K Street, N.W., Washington, DC 20005, will own 10% or more of the Applicant’s voting securities.
6.	Underwriters.
(a)	Within the three years prior to the date of the filing of this Application, no person has acted as an underwriter of the Applicant.
(b)	No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.
CAPITAL SECURITIES
7.	Capitalization.
(a)	As of October 26, 2005, the Applicant had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.01 Par Value	200,000,000 shares	116,220,959 shares
Depositary Shares each representing 1/1000 of a share of Series B 12 1/4% Preferred Stock, without par value	35,984,175 shares	3,203,177 shares
Serial preferred stock (1)	16,000,000 shares	0 shares
Series A Convertible Preferred Stock, without par value	6,000,000 shares	0 shares
Series B Preferred Stock, without par value	50,000 shares	0 shares
Series C Junior Participating Preferred Stock	1,250,000 shares	0 shares
Series D Redeemable Preferred Stock, without par value	50,000 shares	0 shares
Class 1 ESOP Convertible Preferred Stock, of the par value of $0.01 per share	25,000,000 shares	0 shares
Class 2 ESOP Convertible Preferred Stock, of the par value of $0.01 per share	25,000,000 shares	0 shares
Class P ESOP Voting Junior Preferred Stock, of the par value of $0.01 per share	11,600,000 shares	0 shares
Class M ESOP Voting Junior Preferred Stock, of the par value of $0.01 per share	9,300,000 shares	0 shares
Class S ESOP Voting Junior Preferred Stock, of the par value of $0.01 per share	4,200,000 shares	0 shares
Class Pilot MEC Junior Preferred Stock, of the par value of $0.01 per share	1 share	1 share
Class IAM Junior Preferred Stock, of the par value of $0.01 per share	1 share	1 share
Class SAM Junior Preferred Stock, of the par value of $0.01 per share	10 shares	3 shares
Class I Junior Preferred Stock, of the par value of $0.01 per share	10 shares	4 shares
13 1/4 % Junior Subordinated Debenture (TOPrS Debenture)	$77 million	$77 million

(1)	The current restated certificate of incorporation of the Applicant authorizes an aggregate amount of 16,000,000 shares of serial preferred stock, of which four series, consisting of an aggregate amount of 7,350,000 shares, have been designated and authorized.

Following the Effective Date, the Applicant currently expects to have the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Par Value $0.01	1,000,000,000 shares	125,000,000 shares
2% Convertible Preferred Stock	5,000,000 shares	5,000,000 shares
Serial Preferred Stock	(1)	0 shares
Class Pilot MEC Junior Preferred Stock	1 share	1 share
Class IAM Junior Preferred Stock	1 share	1 share
6% Senior Notes(2)	$500,000,000	$500,000,000
8% Senior Contingent Notes(2)	$500,000,000	$0
% Senior Convertible Notes (Union) (2)(3)	$706,424,000	$706,424,000
% Senior Convertible Notes (O’Hare) (2)(3)	$149,646,114	$149,646,114

(1)	The classes and amounts of serial preferred stock to be authorized under the Restated Certificate of Incorporation of the Applicant at the Effective Date have not yet been determined as of the date of this filing.

(2)	Under the indenture, United Air Lines, Inc. has agreed unconditionally to guarantee payment of the Notes, subject to any limitation necessary to ensure that the guarantee does not constitute a fraudulent transfer or conveyance.

(3)	The interest rate on the senior convertible notes to be issued to employee groups and Chicago municipal bondholders has not yet been determined as of the date of this filing.
(b) Under the current capital structure, each share of common stock is entitled to one vote. The Series B preferred stock has voting rights only to the extent required by law and with respect to charter amendments that adversely affect the preferred stock or the creation or issuance of any security ranking senior to the preferred stock.
Following the Effective Date, each share of common stock will be entitled to one vote. It is anticipated that the 2% Convertible Preferred Stock will have voting rights only (i) to the extent required by law; (ii) on an as-converted basis with respect to sales of substantially all of the assets of the Applicant, mergers, consolidations, liquidations or dissolutions; and (iii) as a separate class with respect to charter amendments that adversely affect the preferred stock or optional redemptions of and payment of cash dividends.
INDENTURE SECURITIES
8.	Analysis of Indenture Provisions.
The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.
(a)	Events of Default; Withholding of Notice
     The following events are defined in the Indenture as “Events of Default”: (1) default in the payment of interest on any Note of that series when the same becomes due and payable and such default continues for a period of 30 days; (2) default in the payment of the principal of or any premium on any Note of that series when the same becomes due and payable at its Maturity or on redemption or otherwise, when and as due by the terms of the Notes of that series, and in each case such default continues for a period of ten days; (3) the Applicant fails to provide notice of a Change in Ownership or a Fundamental Change to the Trustee and each Holder; (4) default in the performance, or breaches, of any covenant or warranty of the Applicant or the Guarantor in the Indenture with respect to any Note of that series (except as otherwise provided in Section 5.1 of the Indenture), and such default or breach continues for a period of 90 days after there has been given, by registered or certified mail, to the Applicant by the Trustee or to the Applicant and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; (5) the Applicant defaults in its obligation to deliver shares of Common Stock, cash or other property upon conversion of any of the Notes and such default continues for 30 days or more; (6) the Applicant pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Applicant in an involuntary case, (B) appoints a Custodian of the Applicant or for all or substantially all of its property or (C) orders the liquidation of the Applicant, and the order or decree remains unstayed and in effect for 60 days; and (8) the Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect , and such condition shall have continued for a period of 30 days after written notice shall have been given to the Applicant by the Trustee or to the Applicant and the Trustee by the Holders of 25% in the aggregate principal amount at maturity of the Outstanding Notes.
     The Indenture provides that the Trustee shall, within the earlier of 90 days after it occurs or 30 days after it actually becomes known to the Trustee, give the holders of the Notes notice of all uncured defaults known to it; provided that, in the case of a default other than a default in payment on the Notes of any series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a committee of the Responsible Officers in good faith determines that withholding such notice is in the interest of the Holders of Notes of that series; provided further that, in the case of any default or breach by the Applicant of any covenant or warranty in the Indenture with respect to Notes of that series, subject to certain limitations, no such notice to Holders shall be given until at least 30 days after the occurrence of the default.
     The holders of a majority in principal amount of the Outstanding Notes have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Notes or exercising any trust or power conferred on the Trustee, and to waive certain defaults. The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Notes of such series as the Trustee shall deem most effective to protect and enforce such rights. No provision of the Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured.
(b)	Authentication and Delivery of Notes; Use of Proceeds
     The Notes shall be executed on behalf of the Applicant by the Chairman, President or Chief Executive Officer under its corporate seal reproduced thereon and attested to by the Secretary or any Assistant Secretary of the Applicant. The signatures of such officers on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Applicant shall bind the Applicant, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.
     At any time and from time to time after the execution and delivery of this Indenture, the Applicant may deliver Notes of any series executed by the Applicant to the Trustee for authentication, together with a Company Order for the authentication, and make available for delivery such Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Notes.
     If the Notes are to be issued in whole or in part in global form, then the Applicant shall execute and the Trustee shall, in accordance with this Section and any Company Order with respect to such Notes, authenticate and deliver one or more Notes in global form that (i) shall represent and shall be denominated in an amount equal to the aggregate principal amount of the Outstanding Notes to be represented by such Note in global form, (ii) shall be registered in the name of the Depositary for such Note or Notes in global form or the nominee of such Depositary and (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instruction.

     Any Notes shall be issuable in registered form without coupons in denominations of $1,000 and any integral multiple thereof. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is $149,646,114.
     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange, as provided in the Plan.
(c)	Release and Substitution of Property Subject to the Lien of the Indenture
     The Notes are unsecured and, therefore, no property of the Applicant is subject to lien under the Indenture.
(d)	Satisfaction and Discharge
     The Indenture provides that the Applicant shall be discharged from its obligations under the Notes (with certain exceptions) at any time prior to the Stated Maturity or redemption thereof when (1) the Applicant has deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, which shall be immediately due and payable, an amount sufficient to pay and discharge the entire indebtedness on such Notes , including the principal, premium, if any, and interest thereon to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (2) the Applicant has paid or caused to be paid all other sums payable with respect to the Notes and (3) certain other conditions are met. Upon such discharge, the holders of the Notes shall no longer be entitled to the benefits of the Indenture, except for certain obligations of the Applicant to execute, authenticate, register or replace the Notes and to comply with the covenants in the Indenture, certain obligations of the Applicant to the Trustee or any Authenticating Agent and, in the case of deposited money, certain obligations of the Trustee, and shall look only to such deposited funds.
(e)	Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture
     The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Applicant (beginning with the fiscal year ending December 31, 2006), an Officers’ Certificate as to the signer’s knowledge of the Applicant’s compliance with all conditions and covenants on its part contained in this Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a Default or Event of Default, the Officers’ Certificate shall describe the default or Event of Default and the efforts to remedy the same.
9.	Other obligors.
     United Air Lines, Inc., a wholly owned subsidiary of the Applicant, is a guarantor of the Notes. The mailing address of United Air Lines, Inc. is P.O. Box 66100, Chicago, Illinois 60666.
     Contents of application for qualification. This application for qualification comprises (a) pages numbered 1 to 13, consecutively, (b) the statement of eligibility of the trustee under the indenture to be qualified, and (c) the following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

T3A	Restated Certificate of Incorporation of UAL Corporation, as amended April 16, 2003 (filed as Exhibit 3.1 to the Applicant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

T3B	By-laws of UAL Corporation, as amended April 16, 2003 (filed as Exhibit 3.2 to the Applicant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

T3C	Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, as Issuer, United Air Lines, Inc., as Guarantor, and The Bank of New York, as Trustee.

T3D	Not applicable.

T3E-1	First Amended Disclosure Statement of UAL Corporation for Reorganizing Debtors’ First Amended Joint Plan of

Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K filed on October 26, 2005 and incorporated herein by reference).

T3E-2	Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (filed as Exhibit 99.2 to the Applicant’s Current Report on Form 8-K filed on October 26, 2005 and incorporated herein by reference).

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, UAL Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Chicago and State of Illinois, on the 26th day of October, 2005.

(Seal)		By	/s/ FREDERIC F. BRACE

Frederic F. Brace
Executive Vice President and Chief
Financial Officer
Attest:	/s/ DEBORAH S. PORTER

EXHIBIT INDEX

Exhibit
Number	Description
T3A	Restated Certificate of Incorporation of UAL Corporation, as amended April 16, 2003 (filed as Exhibit 3.1 to the Applicant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

T3B	By-laws of UAL Corporation, as amended April 16, 2003 (filed as Exhibit 3.2 to the Applicant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

T3C	Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, as Issuer, United Air Lines, Inc., as Guarantor, and The Bank of New York, as Trustee.

T3D	Not applicable.

T3E-1	First Amended Disclosure Statement of UAL Corporation for Reorganizing Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K filed on October 26, 2005 and incorporated herein by reference).

T3E-2	Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (filed as Exhibit 99.2 to the Applicant’s Current Report on Form 8-K filed on October 26, 2005 and incorporated herein by reference).

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

25.1	Statement of Eligibility of Trustee on Form T-1.